Filed by Exelon Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Reg. No. 333-175162)

On October 26, 2011, Exelon hosted a conference call to review its third quarter 2011 earnings. The following are portions of the earnings release narrative and a transcript and related slides of certain portions of the call relating to the proposed merger with Constellation Energy.

Excerpt of merger-related text in the earnings press release:

Third Quarter and Recent Highlights

•

Constellation Merger Update: Regulatory reviews related to the proposed merger with Constellation continue to move forward on schedule. On August 3, 2011, the proposed merger received regulatory approval from the Public Utility Commission of Texas. The closing of the merger is anticipated in early 2012, dependent upon the receipt of all required approvals, including approval of the shareholders of both companies. The shareholder meetings for both Exelon and Constellation are scheduled for November 17, 2011. In addition, on September 9, 2011, the senior executives were named who will be reporting directly to President and CEO Christopher M. Crane following completion of the Exelon-Constellation merger.

Excerpts from the transcript of the earnings conference call relating to the proposed merger:

Stacie Frank - Exelon Corporation – VP, IR

Thank you and good morning. Welcome to Exelon’s third-quarter 2011 earnings conference call. We issued our earnings release this morning and if you haven’t received it, the release is available on the Exelon website. The earnings release and other matters we will discuss in today’s call contain forward-looking statements and estimates that are subject to various risks and uncertainties, as well as adjusted non-GAAP operating earnings. Please refer to today’s 8-K and Exelon’s other filings for a discussion of factors that may cause results to differ from management’s projections, forecasts and expectations and for a reconciliation of operating to GAAP earnings.

In addition, during the call, we will be discussing the proposed merger of Exelon and Constellation Energy. Today’s discussion is not a substitute for disclosures in the definitive joint proxy statement that was mailed to shareholders on or about October 12. For important additional information regarding the proposed merger, including the associated risks and uncertainties, please refer to the earnings release in today’s 8-K, as well as the definitive joint proxy statement prospectus.

Leading the call today are John Rowe, Exelon’s Chairman and Chief Executive Officer and Matthew Hilzinger, Exelon’s Senior Vice President and Chief Financial Officer. They are joined by several other members of Exelon’s senior management team who will be available to answer your questions. I will now turn the call over to John Rowe, Exelon’s CEO.

. . .

John Rowe – Exelon Corporation – Chairman & CEO

Matt will cover our financial performance in more detail in a few minutes, but let me first give an update on the Constellation merger, our solar acquisition and what is going on at EPA. So far, all the formal benchmarks are on track for an early first-quarter close of the merger. We have mailed our proxies and scheduled our shareholder meeting for November 17. We appreciate the support of the transaction that we have received from so many of you. And the earlier you cast your votes in support of it, the more momentum we will have.

Our regulatory approvals are progressing nicely. We have made progress at both FERC and DOJ and with the PJM market monitor. The key proceeding remains the Maryland Utility Commission approval and our negotiations with the Governor’s office in Maryland.

In order to address the concerns raised by the PJM market monitor, we filed a settlement agreement committing not to sell the plants we agreed to divest to other significant market participants in PJM. We don’t think those people’s own lawyers would have let them bid anyway, so we don’t believe this concession comes with a significant cost. We are very pleased that we have everything worked out with the market monitor. This is one of those benchmarks we have been looking at to make certain that we don’t have the problems we had in New Jersey five years ago.

We have received word from Massachusetts that no further approval is required. We expect an order from the New York Commission next month and in Maryland, hearings before the PSC begin next week. We have made a number of additional commitments in our rebuttal testimony and we have refused to make some of the commitments, which we have been asked to do.

We are very happy to have a live negotiation with Maryland officials. We are not going to give away the real value in this transaction. We believe we can make this work for you, our shareholders and for the customers in Maryland. And we are hard at work convincing folks in Maryland that that is so. . . .

. . .

Greg Gordon – ISI Group – Analyst

Good morning. Gentlemen, when you look at what happened in Texas, obviously, you had a big benefit from the heat wave, the $0.10. I think it appears that your open gross margins reflect, I think in part, higher results going forward from Texas just given how tight that market has become. Is that true and can you give us some sense of whether you think there is a structural repeatability to the type of option value you retain there and how that fits into the industrial logic of the merger?

. . .

Ken Cornew – Exelon Corporation – SVP & Exelon Power Team President

Greg, clearly, as you can see in our hedge disclosure, the increase in heat rates in Texas has added value in our open gross margin. In addition to that, obviously, we picked up the second half of the Wolf Hollow plant, which we had the first half and we have the solar facility also picking up some generation. So about half of the increased generation in our hedge disclosure represents an increased dispatch on our plants and the other half are the new acquisitions.

And Texas is the kind of market that is set up for this kind of volatility if you have supply/demand equilibrium driven by either longer-term supply/demand fundamentals or in some part, in this case, extreme weather, extreme drought that caused the conditions that we saw in August and somewhat through September.

So the heat rate has picked up to a point where it represents more value, option value for peaking assets. I think this is something that can continue, obviously driven by many of the fundamental long-term drivers we always discuss, as well as weather. But this is an indication that as you get closer to equilibrium, you will see more power volatility and see higher value for the kinds of assets that we have in Texas.

From a retail business perspective, we like the retail business. The retail business is the most effective way for us to find hedges for our portfolio that is designed to serve retail load. We have that, in large part, in the Mid-Atlantic. We have it in Texas with our mid–merit and peaking assets. So this in no way changes our perspective on what the value of a retail business and load following in a portfolio can do for you. We just don’t like to sell it when it is not valued fairly in the market and we will sell it appropriately when it is valued fairly in the market.

. . .

Greg Gordon – ISI Group – Analyst

Okay. I have two other questions. The first is, in Maryland, I know you are currently negotiating — trying to negotiate a mutually beneficial outcome. It seems like the biggest area of dispute is your willingness to build 25 megawatts of renewables and their desire to have several hundred megawatts of renewables. What do you think the most likely sort of mutually constructive outcome there might be?

John Rowe – Exelon Corporation – Chairman & CEO

Well, it has got more dimensions than that. I think the Public Utility Commission’s RFP on capacity suggests that it has some interest in a large number of megawatts produced in the most economic way, whatever that is and that means probably gas. The Governor’s Office is clearly interested in more renewables and so the negotiation has to be designed to achieve a Pareto optimum position between a number of different perspectives. I do think you have your finger on it. I think an ultimate settlement requires more renewables.

. . .

Jay Dobson – Wunderlich Securities – Analyst

Good morning. John, I was hoping I could follow up on the last question regarding Texas and understanding that operationally that was just a fantastic result and the folks that operate deserve a lot of credit. But as we look out to next year, you would be assuming the Constellation merger has closed. You would be operating from at least a neutral and probably a short position rather than a long position. And I am just wondering how, as you look forward, your comments regarding retail, how you are thinking about these tightening markets in a retail context, both strategically, but then also as you frame up and prepare for the consummation of the merger, how you think about hedging particularly in Texas tactically understanding that you will have a large short position you will be taking on your books?

John Rowe – Exelon Corporation – Chairman & CEO

We are strategically somewhat less comfortable with shorts than Constellation has been. We believe one of the great virtues of the merger is it puts their retail marketing capability with our generation and we like that in Texas, as in other places. Ken Cornew, who will be heading the whole training shop for the combined company, will be working with both Chris and Mayo to try to come up with a conservative, adequately hedged approach to handling places where we have more load than generation.

I think the real difference is that learning, as we all have, from the last nine months, we probably hedge a little sooner than Constellation has historically or a little more completely. In other words, we take the tail out a little further. It was possible to do that. Indeed, Ken was able to sell some power at very high prices from our fleet in the wake of the heat and then buy it back a few weeks later at cheaper prices than he could produce it for.

So to us, it is a matter of learning from the whole thing. We believe Constellation will turn out to have had some losses in Texas. Ken’s last guess is that they are smaller than our gains, but we don’t know yet and you will find that out in the Constellation earnings call. What is really important here is the two things are stronger together than separately and we are going to impose a conservative hedging discipline on the whole. Ken, would you like to add to that?

Ken Cornew – Exelon Corporation – SVP & Exelon Power Team President

Just a couple of comments, Jay, to add to that. We do have, when you combine the fleets, a substantial amount of peak load coverage capability in Texas. So from a peak perspective, I don’t think we have the situation you are describing. Maybe more from an expected generation situation is what you are describing and we have served load for many, many years. We have served a 23,000 megawatt peak in ComEd. We have served almost a 9,000 megawatt peak in PECO for many years with generation, with certain baseload generation more in the Midwest and having to add the peaking to it with a well-rounded portfolio in the East.

We know how to do it. We understand and know how to create a portfolio that will fit our needs in Texas. And quite frankly, I think it will be pretty easy for us to do that once we bring the portfolios together. But I have to say we haven’t brought the portfolios together and we will be taking a deeper dive when we do.

. . .

Steve Fleishman – Bank of America – Analyst

Hey, good morning, John. Just first a question regarding merger approval in Maryland. Could you maybe give us kind of a summary sense of what you think the main issues are that need to be resolved still with the state of Maryland? Like what are kind of the couple critical path issues with them?

John Rowe – Exelon Corporation – Chairman & CEO

Well, I think we did that largely, Steve, on an earlier question. The issue is what does the state as an entity really want as an adequate demonstration of benefits to Maryland. And we put in a package to start with that matched to scale the FirstEnergy-Allegheny package. We knew it would be a little different when you are talking about buying the state’s largest utility. And the real issue is trying to guess what the Commission wants because you can’t talk directly to the Commissioner and to work with the Governor and the Governor’s office as to what they want. And as an earlier question explored, the Governor’s office appears most interested in more renewables. The Commissioners may have some interest in accelerating the timing when additional gas capacity comes online.

I think those are the nub issues. We hope we have largely made the city happy with the offer to build a new office building in the city, but this is a multiparty negotiation and it can all change a little before it is done.

Steve Fleishman – Bank of America – Analyst

Okay. I guess just conceptually the issue of wanting more gas generation is more of a general issue that has a lot of broader implications, as I know you know, than just this merger. So how do you resolve something like that in the context of a merger?

John Rowe – Exelon Corporation – Chairman & CEO

Well, the problem with the merger is you are at a point when your need to negotiate is at the highest. That is one of the prices you pay for the benefits you get. I don’t think anyone thinks the whole issue of how much new generation comes on in the East will be solved in the merger proceeding, but there is a public benefits test here and we are going to see what is most important to people directionally.

As you know that, and you know this as well as I do, this issue isn’t confined to Maryland. We went through it in one way in New Jersey and at FERC. It comes up in Illinois on the proposed Tenaska plant. Everybody likes markets except when they want something else.

. . .

Julian Smith – UBS – Analyst

Great, thank you. With regards to residential retailing and aggregation, there seems to have been quite a few developments of late in Illinois. It seems like there is an accelerating trend. Perhaps you could comment somewhat in light of your pending merger on your own activities and perhaps activities of others in the state to that end and where you anticipate seeing that moving as we look at 2012.

John Rowe – Exelon Corporation – Chairman & CEO

Well, we believe that with what has happened in power markets, what is happening in more regulated jurisdictions, the opportunities for retail marketing are consistently increasing. Most large customers have switched where they can. That is true in both Illinois and Pennsylvania and in other competitive markets. But we are seeing more switching by small commercial customers, the beginnings of serious switching by residential customers with more in Pennsylvania than in Illinois, but the trend is the same and more efforts by municipalities to aggregate. And this is one of the reasons why we value the Constellation purchase because they are further along in developing both the marketing groups and people and the backup IT platform than we are. With that, I will turn it over to Ken.

Ken Cornew – Exelon Corporation – SVP & Exelon Power Team President

And we think it is just in our marketing to commercial and industrial customers in Illinois and that business remains a solid viable business. We focused our attention on industrial and commercial customers in Pennsylvania and have spent most of our time developing those systems and people and capability to market to that segment. We continue to push and move into the Ohio area in the industrial and commercial segment. And as John indicated, once we bring together the Constellation retail element, we will be in the residential market. We have no activity in that market right now.

Excerpt from the slides used during the earnings conference call relating to the proposed merger:

# On Track for Merger Close in Early 2012

| Approvals | 2011 Q3 – Q4 / 2012 Q1 |
|---|---|
| Texas PUC | Secured approval from Texas PUC on August 3, 2011 |
| SEC | Joint proxy statement declared effective October 11, 2011 |
| Shareholder vote | Record Date October 7, 2011; Shareholder vote November 17, 2011 |
| New York PSC | Expect decision in Q4 2011 |
| FERC | Filed merger approval application related filings on May 20, 2011. Settlement agreement filed with PJM Market Monitor on October 11, 2011; FERC order expected by November 16, 2011 |
| Maryland PSC | Rebuttal testimony filed October 12, 2011; Evidentiary hearings begin October 31, 2011; January 5, 2012 Statutory deadline |
| NRC | Filed for indirect transfer of Constellation Energy licenses on May 12, 2011 |
| DOJ | Submitted HSR filing on May 31, 2011 for review under U.S. antitrust laws and certified compliance with second request |

1

Approvals Texas PUC SEC Shareholder vote New York PSC FERC Maryland PSC NRC DOJ 2011 2012 Q3 Q4 Q1

Secured approval from Texas PUC on August 3, 2011 Joint proxy statement declared effective October 11, 2011 Record Date Shareholder vote October 7, 2011 November 17, 2011 Expect decision in Q4 2011 Filed merger approval application related filings on May FERC order expected by 20, 2011. Settlement agreement filed with PJM Market Monitor on October 11, 2011 November 16, 2011 Rebuttal testimony filed Evidentiary hearings begin January 5, 2012 October 12, 2011 October 31, 2011 Statutory deadline

Filed for indirect transfer of Constellation Energy licenses on May 12, 2011 Submitted HSR filing on May 31, 2011 for review under U.S. antitrust laws and certified compliance with second request Regulatory proceedings are progressing as planned and we are on track to close in early 2012 Note: On September 26th 2011, the Department of Public Utilities in Massachusetts concluded that it does not have jurisdiction over the proposed transaction between Exelon and Constellation.

# Maryland PSC Review Schedule (Case No. 9271)

| Significant Events | Date of Event |
| --- | --- |
| ▪ Filing of Application | May 25, 2011 |
| ▪ Intervention Deadline | June 24, 2011 |
| ▪ Prehearing Conference | June 28, 2011 |
| ▪ Filing of Staff, Office of People Counsel and Intervenor Testimony | September 16, 2011* |
| ▪ Filing of Rebuttal Testimony | October 12, 2011* |
| ▪ Filing of Surrebuttal Testimony | October 26, 2011 |
| ▪ Status Conference | October 28, 2011 |
| ▪ Evidentiary Hearings | October 31, 2011 - November 18, 2011 |
| ▪ Public Comment Hearings | November 29, December 1 & December 5, 2011 |
| ▪ Filing of Initial Briefs | December 1, 2011 |
| ▪ Filing of Reply Briefs | December 15, 2011 |
| ▪ Decision Deadline | January 5, 2012 |

Exelon. Constellation Energy 2

Maryland PSC Review Schedule (Case No. 9271) Significant Events Filing of Application Intervention Deadline Prehearing Conference Filing of Staff, Office of People Counsel and Intervenor Testimony Filing of Rebuttal Testimony Filing of Surrebuttal Testimony Status Conference Evidentiary Hearings Public Comment Hearings Filing of Initial Briefs Filing of Reply Briefs Decision Deadline Date of Event May 25, 2011 June 24, 2011 June 28, 2011 September 16, 2011* October 12, 2011* October 26, 2011 October 28, 2011 October 31, 2011 -November 18, 2011 November 29, December 1 & December 5, 2011 December 1, 2011 December 15, 2011 January 5, 2012 * Initial intervenor testimony with respect to market power was due on September 23rd for all parties except for the Independent Market Monitor and rebuttal testimony with respect to market power was due on October 17th.

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Third Quarter 2011 Quarterly Report on Form 10-Q in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the definitive joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC and that the SEC declared effective on October 11, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

In connection with the proposed merger between Exelon and Constellation, Exelon filed with the SEC a Registration Statement on Form S-4 that included the definitive joint proxy statement/prospectus. The Registration Statement was declared effective by the SEC on October 11, 2011. Exelon and Constellation mailed the definitive joint proxy statement/prospectus to their respective security holders on or about October 12, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER

RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders may obtain copies of all documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202.